F O R   I M M E D I A T E   R E L E A S E


                         PRESS RELEASE


                                      February 6, 1995
                                      For more information contact:
                                      Erin Ibele    (419) 247-2800
                                      Robert Pruger (419) 247-2800


Toledo, Ohio, February 6, 1995 (NYSE/HCN)....Health Care REIT, Inc.
(the "Company") announced today that its Board of Directors, acting on a recommendation of a special committee thereof, had approved in principle the acquisition of First Toledo Advisory Company ("FTAC"). FTAC currently serves as the manager of the Company and is owned by Bruce G. Thompson, Chairman and Chief Executive Officer, and Frederic D. Wolfe, President.

The agreement in principle contemplates that the Company would issue 215,154 shares of common stock as consideration for the acquisition of FTAC, subject to adjustment under certain circumstances. In connection with the closing of the acquisition, each of Messrs. Thompson and Wolfe would enter into five-year service agreements and would purchase 168,382 shares of Company common stock at a price of $21.38 per share with funds loaned by the Company. The service agreement with Mr. Thompson would provide for two years continued service as Chief Executive Officer of the Company and for consulting services thereafter, and the service agreement with Mr. Wolfe would provide for five years of consulting services. Under the stock purchase and loan arrangements, 20% of each loan could be forgiven each year if continued service and stock price performance tests are met. Any remaining balance of the loan would be repaid at the end of the five-year period. The stock price performance test would require a cumulative $5 increase in the Company stock price from the current level during the five-year period.

The transactions described above are subject to definitive agreements, stockholder approval and other customary conditions. It is anticipated that the closing would occur in the second quarter of 1995 shortly after the Company's annual stockholders' meeting if stockholders approve the transaction.

Health Care REIT, Inc. is the first real estate investment trust to specialize in financing health care facilities, primarily nursing homes. The Company also invests in assisted living and retirement facilities, rehabilitation centers, primary care facilities, and behavioral care facilities.